Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 24, 2012
TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012, supplement no. 7 dated August 13, 2012 and supplement no. 8 dated August 16, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 301-unit apartment complex located on approximately 14.8 acres of land in Charlotte, North Carolina and the related financing of Wesley Village.
Probable Real Estate Investment
Wesley Village
On October 22, 2012, we, through indirect wholly owned subsidiaries, entered into a purchase and sale agreement with Wesley Village Development, LP (the "Seller") to purchase an apartment complex, containing 301 apartment units located on approximately 14.8 acres of land in Charlotte, North Carolina (“Wesley Village”).  The Seller is not affiliated with us or our advisors. In connection with the purchase and sale agreement, on October 22, 2012, we made deposits of $1.3 million under the purchase and sale agreement. Pursuant to the purchase and sale agreement, we would be obligated to purchase Wesley Village only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.3 million of earnest money.
The purchase price of Wesley Village is approximately $45.8 million plus closing costs. We intend to fund the purchase of Wesley Village with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
Wesley Village is located in Charlotte, North Carolina adjacent to the Central Business District (CBD) and consists of 301 apartment units, encompassing 308,377 rentable square feet. Wesley Village was constructed in 2009 and is currently 92% occupied. The current aggregate annual effective base rent for the tenants of Wesley Village is approximately $3.8 million.
The average occupancy rate for Wesley Village during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	N/A	(1)
2008	N/A	(1)
2009	6%	(2)
2010	50%	(2)
2011	92%
_____________________
(1) Wesley Village was completed and commenced operations in October 2009.
(2) During 2009 and 2010, Wesley Village was in its lease-up stage, and as a result, occupancy and rental information for 2009 and 2010 does not reflect our expected future operations of the property.

The average effective monthly rental rate per unit for each of the last five years for Wesley Village was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2007	$(1)
2008	(1)
2009	883
2010	910
2011	982
_____________________
(1) Wesley Village was completed and commenced operations in October 2009.
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that Wesley Village is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to Wesley Village. For the year ended December 31, 2011, Wesley Village recorded $0.4 million of property tax expense related to the 2011 property tax year.

2